UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2006

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                      No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 23, 2006

MITSUBISHI UFJ FINANCIAL GROUP, INC.

By:	/S/ Ryutaro Kusama
Name:	Ryutaro Kusama
Title:	Chief Manager, General Affairs
Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

Announcement Regarding Repayment of Preferred Shares (Public Funds), Repurchase of Own Shares through ToSTNeT-2

Tokyo, May 23, 2006—Mitsubishi UFJ Financial Group, Inc. (President & CEO; Nobuo Kuroyanagi) (the “Company”) hereby announces that the Company made proposals to the Deposit Insurance Corporation of Japan (the “DICJ”) through the Resolution and Collection Corporation (the “RCC”) for the disposal by the RCC of the shares of common stock of the Company by way of market trading, which is to be made as a part of the repayment of the preferred shares (public funds) notified on May 22, 2006, as described in the following Section 1, and such proposals were approved today.

The Company also announces that, with a view to such disposal by the RCC of the shares of common stock of the Company, the specific method of repurchase of its own shares as described in the following Section 2 was determined pursuant to the stock repurchase limit established at the meeting of the Board of Directors of the Company held on May 22, 2006.

PARTICULARS

1.	Repayment of Preferred Shares (Public Funds)

(1)	Claim for the Acquisition of Class 8 and Class 10 Preferred Shares by the RCC

Name	Class 8 Preferred Shares	Class 10 Preferred Shares
Number of Preferred Shares to be Claimed for Acquisition	9,300 shares	89,357 shares

Date on Which Acquisition is Claimed	May 23, 2006	May 23, 2006

Number of Shares of Common Stock Delivered upon Acquisition Claim	16,474 shares	163,165 shares

(2)	Disposal by the RCC of Shares of Common Stock Delivered upon Acquisition Claim

The Company will repurchase the shares of common stock delivered upon the acquisition claim as its own shares in accordance with the following Section 2.

2.	Repurchase of Own Shares

(1)	Reason for Repurchase of Own Shares

The Company’s main purpose is to repurchase the shares of common stock delivered upon the claim for repurchase of the preferred shares (public funds).

(2)	Specific Method of Repurchase

Method of Repurchase	The Company will make an order to purchase through ToSTNeT-2 of the Tokyo Stock Exchange (closing price orders) which shall be executed at 8:45 a.m. on May 24, 2006 at ¥1,530,000 per share, today’s (May 23, 2006) closing price of the shares of common stock of the Company traded on the Tokyo Stock Exchange. The trading system and trading hour shall not be changed to other trading systems or trading hours, and such purchase order shall be made at such trading hour only.

Type of Shares to be Repurchased	Shares of common stock of the Company

Aggregate Number of Shares to be Repurchased	188,623 shares (Note 1) (Note 2)

(Note 1)	The aggregate number of shares to be repurchased shall not be changed. However, a part of or all of such shares may not be repurchased due to market trend, etc.

(Note 2)	The shares for which orders to sell have been made shall be repurchased up to the total number of the shares of common stock delivered upon the acquisition claim as described in the Section 1 above.

(3)	Publication of Repurchase Results

The results of the repurchase shall be published after completion of the transaction executed at 8:45 a.m. on May 24, 2006.

(Reference)	Outline of Resolution of Repurchase of Own Shares Determined at the Meeting of Board of Directors Held on May 22, 2006

Type of Share to be Repurchased	Shares of common stock of the Company

Number of Shares to be Repurchased	188,623 shares at the maximum

Repurchase Consideration and Aggregate Amount Thereof	The repurchase consideration shall be paid in cash and the aggregate amount thereof shall be ¥315,000,000,000 at the maximum.

Repurchase Period	From Wednesday, May 24, 2006 to Friday, May 26, 2006.

*        *        *

Contact:

Mitsubishi UFJ Financial Group, Inc.

Public Relations Division

Tel: 81-3-3240-7651